February 28, 2017

VIA EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                          Five Star Quality Care, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 2, 2016

Form 8-K

Filed November 3, 2016

File No. 1-16817

Dear Mr. Pacho:

The Company is writing in further response to your letter dated December 19, 2016, after discussions with Securities and Exchange Commission (“SEC”) staff regarding Comment #3 included in that letter. For your convenience, the original text of Comment #3 appears below in bold text and is followed by the Company’s further response.

Form 8-K filed November 3, 2016

Exhibit 99.1

1.                                    We note that you exclude lease expenses from EBITDAR.  Please explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business.  See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  In light of discussions with SEC staff regarding the recently updated Compliance and Disclosure Interpretations related to the use of Non-GAAP financial measures, the Company will no longer disclose EBITDAR in future filings.

Mr. Carlos Pacho

February 28, 2017

Please call me at (617) 796-8387 if you have any questions or require additional information.

Sincerely,

FIVE STAR QUALITY CARE, INC.

By:	/s/ Richard A. Doyle
Richard A. Doyle
Chief Financial Officer and Treasurer